Exhibit99-1

SilverCrest Announces Additional High-Grade Results at Las Chispas,
Including Record Drill Hole Intercept; 9.3 Metres (True Width) at 6,336 gpt AgEq

TSX-V: SIL | NYSE American: SILV	For Immediate Release

VANCOUVER, BC – January 9, 2019 - SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to announce further Phase III in-fill drill results for the Las Chispas Property (the “Property”) located in Sonora, Mexico. The current drill program is designed to increase resources through expansion drilling and improve confidence in the resource with closely spaced in-fill drilling in the Babicanora Vein. The 20 reported in-fill holes in this release were targeting mineralization in the high-grade Area 51 zone (13 holes), Babicanora Central zone (7 holes), and Babicanora Footwall (“FW”) and Hangingwall (“HW”) veins which were drilled while targeting other zones. Combined with the 19 in-fill drill results previously reported on November 1, 2018 and December 13, 2018, the in-fill drilling program has returned very positive results. A total of 39 in-fill holes have been completed with 28 holes in the Area 51 zone. The weighted average (true width, uncut, undiluted) of the 28 in-fill holes from Area 51 is 3.9 metres grading 11.36 gpt gold (or “Au”) and 1,064.1 gpt silver (or “Ag”), or 1,915 gpt silver equivalent (“AgEq”, based on assumptions defined in table below). For comparison, in the September 13, 2018 resource estimate, Area 51 had an estimated weighted average true width of 2.7 metres, grading 7.13 gpt gold and 614 gpt silver or 1,148 gpt AgEq. Hole BA18-122 intersected and expanded high-grade mineralization in Area 51’s “Shoot 43” returning an impressive 9.3-metre wide intercept grading 6,336 gpt AgEq compared to previously modelled narrower mineralization in this area, which had averaged 3 metres in true width (see attached Figures).

N. Eric Fier, CPG, P.Eng, and CEO, remarked, “Drill Hole BA18-122 is for the record books with 9.3 metres (true width) grading 6,336 gpt AgEq (84.5 gpt AuEq). Further positive results from closely spaced in-fill drilling continue to confirm the continuity of high-grade mineralization in the Babicanora Vein, including Area 51 and Babicanora Central zones, as well as the Babicanora FW and HW veins. Additional drill holes in Area 51 are indicating wider mineralized thicknesses in several areas than previously modelled and are identifying discrete multi-kilogram per tonne silver equivalent mineralized shoots (Shoots 43 and 51). These additional core holes are critical to both in-fill confirmation and potential expansion of resources in the Babicanora veins. This is a great way to start the New Year as we continue to improve our confidence and add ounces in Area 51, hunt for new discoveries on the additional 22 known veins not in the September 2018 resource estimate, compile the new drill results for the next updated resource, and advance the Las Chispas Preliminary Economic Assessment.”

The most significant result for this release in is Hole BA18-122 which intersected 9.3 metres (estimated true width) grading 39.66 gpt Au and 3,361.0 gpt Ag, or 6,336 gpt AgEq (84.5 gpt AuEq). Also noteworthy are holes BA18-116, at 2.4 metres grading 4.30 gpt Au and 1,571.5 gpt Ag, or 1,894 gpt AgEq, and BA18-114 at 3.0 metres grading 5.37 gpt Au and 998.0 gpt Ag, or 1,401 gpt AgEq. The following table summarizes the most significant drill intercepts (uncut, undiluted) for this release;

Babicanora Vein (Area 51 zone) In-Fill Drill Intercepts:

HoleNo.§	From(m)	To(m)	Drilled Intercept (m)	Est.True Width (m)	Augpt	Aggpt	AgEq* gpt
BA18-110	370.0	373.6	3.7	3.3	3.72	450.5	730
incl.	373.1	373.6	0.6	0.5	14.55	1,640.0	2,731
BA18-112	205.9	206.6	0.7	0.6	0.65	174.0	223
BA18-113	137.2	140.4	3.3	2.9	1.08	365.0	445
BA18-114	289.0	293.2	4.2	3.0	5.37	998.0	1,401
incl.	291.1	292.2	1.1	0.8	11.95	1,860.0	2,756
	309.1	311.2	2.1	1.5	2.49	225.7	413
BA18-115	172.7	177.4	4.7	4.3	0.73	149.0	204
BA18-116	318.9	321.6	2.8	2.4	4.30	1,571.5	1,894
incl.	320.0	320.8	0.8	0.7	6.38	4,160.0	4,639
BA18-118	219.6	226.1	6.5	4.0	0.50	211.0	249
BA18-119	351.8	352.3	0.5	0.4	0.78	106.0	164
	362.6	364.1	1.5	1.2	5.44	774.3	1,182
BA18-120	185.8	195.0	9.2	8.6	0.98	409.1	483
BA18-122	194.3	207.5	13.2	9.3	39.66	3,361.0	6,336
incl.	194.3	194.8	0.5	0.4	252.00	9,740.0	28,640
incl.	198.9	200.2	1.3	0.9	92.70	7,570.0	14,522
incl.	205.4	206.0	0.6	0.4	47.30	7,760.0	11,307
	224.8	226.8	1.9	1.4	6.01	722.4	1,173

Babicanora Vein (Babicanora Central zone) In-Fill Drill Intercepts:

HoleNo.§	From(m)	To(m)	Drilled Intercept (m)	Est.True Width (m)	Augpt	Aggpt	AgEq* gpt
UB18-16	21.1	21.6	0.5	0.4	2.05	5.0	159
UB18-17	66.6	75.5	8.9	6.3	0.21	330.3	346
UB18-18	70.8	73.7	2.9	2.6	9.84	235.7	974
UB18-20	91.5	93.0	1.5	1.0	2.73	40.3	245
UB18-21	39.8	48.0	8.3	7.8	0.95	407.8	479
incl.	46.5	48.0	1.5	1.4	0.14	1,917.0	1,928
UB18-22	48.0	57.0	9.0	9.0	2.09	352.5	509
incl.	49.5	51.0	1.5	1.5	1.90	933.0	1,076
UB18-23	37.1	51.0	13.9	13.9	1.42	207.6	314
incl.	50.0	51.0	1.0	1.0	16.40	349.0	1,579

Babicanora FW Vein In-Fill Drill Intercepts:

HoleNo.§	From(m)	To(m)	Drilled Intercept (m)	Est.True Width (m)	Augpt	Aggpt	AgEq* gpt
BA18-115	208.7	209.2	0.5	0.5	9.81	935.0	1,671
BA18-120	225.5	226.0	0.5	0.5	0.98	409.1	483
UB18-14‡	34.0	36.0	2.0	1.0	1.21	143.1	234
UB18-18	5.1	6.2	1.1	1.0	1.59	127.7	247
UB18-19	3.5	6.0	2.5	2.3	1.26	52.2	146
UB18-20	10.3	11.4	1.1	0.7	0.79	89.6	149
UB18-21	9.5	10.0	0.5	0.5	25.90	2,010.0	3,952
UB18-22	13.3	16.1	2.8	2.8	1.61	35.1	156

Babicanora HW Vein In-Fill Drill Intercepts:

HoleNo.§	From(m)	To(m)	Drilled Intercept (m)	Est.True Width (m)	Augpt	Aggpt	AgEq* gpt
BA18-110	342.4	342.9	0.5	0.4	2.88	270.0	486
BA18-116	300.8	301.4	0.6	0.5	1.72	152.0	281
UB-18-23	79.3	80.6	1.3	1.3	0.05	167.0	171

Note: all numbers are rounded.
* AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$18.50 per ounce silver and US$1,225 per ounce gold, with average metallurgical recoveries of 86.6% silver and 98.9% gold.
§ UB signifies an underground core hole. BA is a surface core hole.
‡Drill intercept related to Babicanora Central zone was previously reported on November 1, 2018.

All assays were completed by ALS Chemex in Hermosillo, Mexico, and North Vancouver, BC, Canada. Holes BA18-111, BA18-117, and BA18-121 were below the Company’s cutoff grade of 150 gpt AgEq within the Babicanora veins. Holes BA18-117 and 121 are located at the top of the high-grade footprint with minimal impact on estimated resources. Hole BA18-111 is located in a previously define lower grade resource area (see attached Figures).

Mineralization in Hole BA18-122 shows epithermal silica and sulfide textures, including colloform-banding, jigsaw, cockade and crustiform that are commonly found in an epithermal Precious Metal Zone. The highest-grade intervals in this hole are related to both primary (argentite) and secondary (acanthite and polybasite) silver sulfides, electrum and native gold.

In-fill drill results for the northwest projection of the Babicanora Vein (Babicanora Central zone), Babicanora FW Vein and Babicanora HW Vein confirm estimated grade and width continuity as previously presented in the September 2018 resource estimate.

The Company continues its Phase III exploration program with nine drills operating on site. Drills are focused on expanding mineralization for inclusion in the next updated resource estimate anticipated in Q1, 2019 and in-fill drilling (estimated 25 metre spacing) to reclassify Inferred Resources to Measured and Indicated. An additional 5,000 to 10,000 metres of drilling are planned for inclusion in the next updated resource. Other ongoing site work includes PEA study, ground breaking for the Area 51 decline, an extensive metallurgical test program, drilling large diameter wells for site water, and permitting for various additional work.

The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, and CEO for SilverCrest, who has reviewed and approved its contents.

Long Section (Inclined) of Babicanora Vein
Las Chispas Property, Looking Southwest
SILVERCREST
A'
A
B
B'
Surface
Insert 1 – Area 51 zone
Insert 2 – Babicanora Central zone
Precious Metal Zone
125 to 220 metres high
OPEN
OPEN
OPEN
OPEN
Babicanora Adit
Surface
1000masl
Est. 1,500m – September 2018 Updated Resource
0m
125m
250m
375m
500m

B
B'
Babicanora Area 51
Looking NW
Babicanora Footwall Vein
Proposed Area 51 Decline
Babicanora Sur Vein
Babicanora Vein
Babicanora Norte Vein

All information is approximate

BA18-116: 2.4m @ 1894 gpt AgEq*

BA18-114: 3.0m @ 5.37 gpt Au and 998 gpt Ag, or 1401 gpt AgEq*

Legend (Jan. 9, 2019)
Historic & Proposed U/G Drift
Current NR Reported DH
Currently Drilling
Proposed DH
Assays Pending
Completed DH Pierce pt.
High-grade Footprint

Long Section (Inclined) of Babicanora Vein
Area 51, Looking Southwest (Insert 1)
Proposed
Drift
C
C'
116
2.4m, 1894
114
3.0m, 1401
Shoot 51
(Ave. >2000 gpt AgEq)
Shoot 43
(Ave. >2,000 gpt AgEq)
1000masl
0m
100m
Legend (Jan. 9, 2019)
Proposed U/G drift
Current NR Reported DH
Currently Drilling
Proposed DH
Assays Pending
Completed DH Pierce pt.
High-grade Footprint
Drill hole #
True Width, gpt AgEq*
Multi-kilograms per tonne, mineralized shoot
SILVERCREST

C
C'
New Mineralized Shape
BA-17-39
Proposed Area 51 decline
BA-18-122
Updated Resource Shape
BA-18-95
BA-18-94
BA-17-43

Babicanora Vein, Area 51 Cross-Section
Comparison of Updated Resource Shape & New Mineralized Shape
Looking Northwest

No.	Hole No.	From (m)	To (m)	Drilled Intercept (m)	Est. True Width (m)	Au gpt	Ag gpt	AgEq* gpt
1	BA18-122	194.3	207.5	13.2	9.3	39.66	3,361.0	6,336
1a	BA18-122	224.8	226.3	1.5	1.4	6.01	722.4	1,173
2	BA18-95	294.0	308.2	14.2	11.1	3.99	580.2	879
3	BA18-94	307.4	312.0	4.6	3.5	33.06	2,092.1	4,570
4	BA17-43**	324.4	328.0	3.6	3.2	26.95	1,493.6	3,515

** BA17-43 is the only drill hole intercept on this section used for the Sept. 2018 resource estimation.

Legend (Jan. 9, 2019):

- Proposed U/G workings
- Core Hole Trace & High-Grade Intercepts
- Updated Resource Shape, Sept. 13, 2018
- New Mineralized Shape Based on In-fill Drilling
- Drill Intercept Number (see Table above)

Grade Color Legend (AgEq gpt)

>= Lower Bound	< Upper Bound	Colour
10.00000	150.00000	RGB 0 0 255
150.00000	300.00000	RGB 0 255 0
300.00000	500.00000	RGB 128 64 0
500.00000	1,000.00000	RGB 255 0 0
1,000.00000	99,999.00000	RGB 255 0 255

0m 50m

*AgEq based on 75 (Ag):1 (Au) calculated using long-term silver and gold prices of US$16.50 per ounce silver and US$1,235 per ounce gold, with average metallurgical recoveries of 95.8% silver and 95.9% gold.

Hole BA18-122 (Babicanora Vein, Area 51)
13.2m (9.3m TW) grading 39.66 gpt Au and 3361.0 gpt Ag, or 6336 gpt AgEq (84.5 gpt AuEq)

Long Section (Inclined) of Babicanora Vein
Babicanora Central, Looking Southwest
(Insert 2)

surface
1100masl
Babicanora Adit
0m
100m
SILVERCREST

UB18-21: 7.8m @ 0.95 gpt Au and 408 gpt Ag, or 479 gpt AgEq*

UB18-22: 9.0m @ 2.09 gpt Au and 352 gpt Ag, or 509 gpt AgEq*

UB18-22: 9.0m @ 509 gpt AgEq

Legend (Jan. 9, 2019)

- Historic U/G Workings
- Current NR Reported DH
- Currently Drilling
- Proposed DH
- Assays Pending
- Completed DH Pierce pt.
- High-grade Footprint

Drill hole #
True Width, gpt AgEq*

Las Chispas District with Babicanora Plan Map, January 2019

A
A'
B
B'
C
C'
Babi Norte Vein
Amethyst Vein
Babicanora Vein
Granaditas Vein
La Victoria Vein
Babi Sur Vein
SILVERCREST

ABOUTSILVERCRESTMETALSINC.
SilverCrest is a Canadian precious metals exploration company headquartered in Vancouver, BC, that is focused on new discoveries, value-added acquisitions and targeting production in Mexico’s historic precious metal districts. The Company’s current focus is on the high-grade, historic Las Chispas mining district in Sonora, Mexico. SilverCrest is the first company to successfully drill-test the historic Las Chispas Project resulting in numerous discoveries. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” within the meaning of Canadian securities legislation. These include, without limitation, statements with respect to: the strategic plans, timing and expectations for the Company’s exploration, rehabilitation and drilling programs of the Las Chispas Property, including drilling test water wells, permitting for various work, and optimizing and updating the Company’s resource model; information with respect to high grade areas and size of veins projected from underground sampling results and drilling results; and the accessibility of future mining at the Las Chispas Property. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to rehabilitation and drilling programs; and effects of regulation by governmental agencies. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

N. Eric Fier,CPG, P.Eng	For Further Information:
Chief Executive Officer	SilverCrest Metals Inc.
SilverCrest Metals Inc.	Contact:	Fred Cooper, Investor Relations
	Telephone:	+1(604)694-1730
	Fax:	+1(604)357-1313
	TollFree:	1-866-691-1730(Canada & USA)
	Email:	info@silvercrestmetals.com
	Website:	www.silvercrestmetals.com
570 Granville Street, Suite 501
Vancouver, British Columbia V6C 3P1

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